UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

For the Month of October 2006

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.
(Translation of registrant’s name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ‘‘home country’’), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______

On October 1, 2006, Lipman Electronic Engineering Ltd. (the ‘‘Registrant’’) issued a press release announcing that its Board of Directors has declared a special cash dividend of $1.50 per ordinary share. The special cash dividend was declared in accordance with the terms of the Registrant’s merger agreement with VeriFone Holdings, Inc. and is payable on October 23, 2006 to shareholders of record on October 11, 2006.

A copy of the press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-112993), the Registrant's Registration Statement on Form S-8 (File No. 333-122374) and the Registrant's Registration Statement on Form S-8 (File No. 333-126955).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By:	/s/ Mike Lilo
Mike Lilo Executive Vice President, Finance and Chief Financial Officer

Dated: October 1, 2006

EXHIBIT INDEX

Exhibit No.		Description
1	.	Press release issued on October 1, 2006 announcing special cash dividend of $1.50 per ordinary share.